TRACON Pharmaceuticals, Inc.

4350 La Jolla Village Drive, Suite 800

San Diego, California 92122

March 24, 2022

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Alan Campbell

RE:	TRACON Pharmaceuticals, Inc.

Registration Statement on Form S-3

File No. 333-263590

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:30 p.m. Eastern Time on March 28, 2022, or as soon thereafter as is practicable.

Thank you for your assistance.  If you should have any questions, please contact Matthew Browne of Cooley LLP, counsel to the Registrant, at (858) 550-6045.

TRACON Pharmaceuticals, inc.

By: /s/ Scott Brown

       Scott Brown

       Chief Financial Officer